SECURITIES W



10035219

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43227

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 San Felipe, Suite 2200
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Folk 713-435-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Folk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Securities Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHRISTINE R. RICHEY
Notary Public, State of Texas
My Commission Expires
February 10, 2014

Signature

Executive Vice President, CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Coastal Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Coastal Securities, Inc. (the Company) as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities, Inc. as of December 31, 2009 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 22, 2010

COASTAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 390,778
Cash - restricted	275,280
Securities financed under repurchase agreements, at fair value	319,216,093
Securities owned, at fair value	239,484,146
Securities held under grantor trust agreement - related party, at fair value	2,286,137
Accrued interest and loan principal receivable	3,509,696
Fixed assets, net of accumulated depreciation and amortization of $2,833,485	160,931
Good faith deposits	52,650
Other assets	625,290
TOTAL ASSETS	$ 566,001,001

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Amounts payable under repurchase agreements	$ 321,299,401
Payable to clearing organization	70,342,309
Securities payable, at fair value	70,075,523
Bank borrowings - related party	58,372,570
Note payable under grantor trust agreement - related party	2,170,862
Distributions payable to shareholder	93,623
Accounts payable and accrued liabilities	4,813,251
TOTAL LIABILITIES	527,167,539
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $.0001 par value, 1,000 shares authorized, issued and outstanding	-
Additional paid in capital	26,837,967
Retained earnings	11,995,495
TOTAL STOCKHOLDER'S EQUITY	38,833,462
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 566,001,001

The Notes to Financial Statements are an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 19,693,346
Public finance fees	4,579,655
Interest	19,053,901
Trading gains, net	14,779,186
Other	57,503
Total revenue	58,163,591
Expenses	
Sales and commissioned trader compensation	15,776,560
Employee compensation and benefits	10,139,615
Clearance and execution	1,367,429
Occupancy, operating and overhead	4,087,383
Interest	8,240,293
Total expenses	39,611,280
Net income	$ 18,552,311

The Notes to Financial Statements are an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at December 31, 2008	1,000	$ -	$ 27,786,581	$ 2,274,319	$ 30,060,900
Net income			-	18,552,311	18,552,311
Distributions for exercised CFH put options - Note 11			(948,614)	(232,404)	(1,181,018)
Distributions			-	(10,849,841)	(10,849,841)
CFH ESOP earnings by CSI employees - Note 13			-	2,251,110	2,251,110
Balance at December 31, 2009	1,000	$ -	$ 26,837,967	$ 11,995,495	$ 38,833,462

The Notes to Financial Statements are an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 18,552,311
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	237,643
Compensation expense for CFH ESOP earnings by CSI employees	2,251,110
Changes in operating assets and liabilities:	
Cash - restricted	46,528
Securities financed under repurchase agreements	(8,916,835)
Securities owned	70,591,431
Securities held under grantor trust agreement	1,519,061
Accrued interest and loan principal receivable	2,149,847
Good faith deposits	(52,650)
Other assets	43,872
Securities sold short	(509,688)
Amounts payable under repurchase agreements	(3,677,201)
Payable to clearing organization	(94,761,184)
Securities payable	41,430,266
Bank borrowings - related party	(16,759,515)
Note payable under grantor trust agreement - related party	(1,769,138)
Accounts payable and accrued liabilities	1,348,558
Net cash provided by operating activities	11,724,416
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for fixed assets	(128,101)
Net cash used in investing activities	(128,101)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to CFH	(10,756,217)
Distribution to CFH for exercised put options	(1,181,018)
Net cash used in financing activities	(11,937,235)
Increase in cash	(340,920)
Cash and cash equivalents, beginning of year	731,698
Cash and cash equivalents, end of year	$ 390,778

The Notes to Financial Statements are an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF CASH FLOWS – CONTINUED
YEAR ENDED DECEMBER 31, 2009

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid in cash	$ 8,561,156
State income taxes paid	$ 43,588

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES

Accrued distributions to CFH	$ 93,623

The Notes to Financial Statements are an integral part of this statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Coastal Securities, Inc. (CSI or the Company) conducted operations as Coastal Securities, L.P. (the Partnership) until December 31, 2006. Effective January 1, 2007, Coastal Securities, L.P. merged into Coastal Financial Holdings, Inc. (CFH) and the partners converted their general and limited partnership interests to common stock. CFH then transferred all assets and liabilities at the Partnership's basis to Coastal Securities, Inc. for all of their outstanding shares, making CSI a wholly owned subsidiary of Coastal Financial Holdings, Inc.

Nature of Business

Coastal Securities, Inc. (a Delaware Corporation) conducts its business as a registered securities broker dealer. The Company's broker dealer business consists of the buying, selling, and trading of government and government agency guaranteed securities and corporate and municipal bonds. The Company maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSI on behalf of its customers through a clearing broker dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Small Business Administration (SBA) and other government guaranteed security transactions are self-cleared. In addition, CSI conducts public finance activities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with U.S. generally accepted accounting principles and which are followed consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade date basis. Certain securities transactions, primarily those involving securities guaranteed by the SBA, are executed on a when, as, and if issued basis and may have settlement dates up to several months after the trade date. The increase or decrease in unrealized gain or loss is included in trading revenue in the statement of operations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Interest Only Strips

Interest only strips, or originator fees, are created from stripping a portion of the interest rate from the guaranteed portion of a SBA loan. The interest only strip is recognized once the originator fee is confirmed. The increase or decrease in unrealized gain or loss is included in trading revenue in the statement of operations.

Repurchase Agreements

The repurchase agreements entered into by the Company are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts payable under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as securities financed under repurchase agreements.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur and are paid to the employees on a settlement date basis.

Public Finance Fees

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and is included in public finance fees on the statement of operations. Underwriting management fees and sales concessions are recorded on the settlement date. Underwriting fees are recorded at the time the underwriting is completed, and the related income is readily determinable.

Accrued Interest and Loan Principal Receivable

Accrued interest and loan principal receivable includes interest accrued on SBA interest only strips in inventory, SBA loans and pools in inventory, as well as principal and interest payments due from servicer on SBA loans and pools.

Fixed Assets

Fixed assets are comprised of communications and technical equipment, furniture, fixtures, and leasehold improvements, and are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease. Other fixed assets are depreciated on a straight-line basis over estimated useful lives of two to five years.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company will be included in the consolidated federal income tax return filed by CFH. The Company and CFH have elected to be taxed as S-Corporations and will be treated as flow-through entities for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholders of CFH and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholders of CFH.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes." ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. As of December 31, 2009, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2009, the Company had no interest and penalties on state income taxes.

The Company has recorded an estimated Texas Margin Tax provision totaling $50,192 for the year ended December 31, 2009. The Company paid approximately $43,558 for 2008 Texas Margin taxes in 2009.

Derivative Instruments

Derivative financial instruments consist of forward contracts at December 31, 2009 and are carried at fair value. Unrealized gains or losses on these derivative contracts are recognized currently in the accompanying statement of operations as trading revenues. The Company does not apply hedge accounting under ASC 815 "Derivatives and Hedging" as it has not elected to designate the derivative financial instruments as fair value hedges, cash flow hedges or foreign currency hedges. All financial instruments, including derivative financial instruments, are marked to market with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash held in banks and a money market account. Cash equivalents include financial instruments with original maturities of 90 days or less.

At December 31, 2009, cash-restricted includes $146,172 of funds held in a segregated account for the exclusive benefit of customers and $129,108 in the grantor trust disclosed under Note 9.

NOTE 3. FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, "Fair Value Measurements and Disclosure", as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow, models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

Securities, securities sold short and securities payable consist primarily of SBA guaranteed loan and pools, U.S. government agency securities, municipal securities and SBA interest only strips. The Company utilizes quoted market prices of similar instruments or broker and dealer quotations to value the SBA guaranteed loans and pools, U.S. government agency securities, and municipal securities. Such instruments are generally classified in Level 2 of the fair value hierarchy.

Interest only strips are valued at fair value using an internal valuation model. The internal valuation model includes assumptions regarding projections of future cash flows, prepayment rates, default rates and interest only strip terms. These securities bear the risk of loan prepayment or default that may result in the Company not recovering all or a portion of its recorded investment. When appropriate, valuations are adjusted for various factors including default or prepayment status of the underlying SBA loans. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed, and may change materially in the near term. Such instruments are generally classified in Level 3 of the fair value hierarchy.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities financed under repurchase agreements				
SBA-guaranteed loans and pools	$ -	$ 315,253,333	$ -	$ 315,253,333
SBA-interest only strips			3,962,760	3,962,760
Securities owned				
SBA-guaranteed loans and pools	-	226,860,405	-	226,860,405
U.S. government agency securities primarily mortgage backed	-	2,226,917	-	2,226,917
Municipal securities	-	4,060,614	-	4,060,614
SBA-interest only strips	-	-	6,336,210	6,336,210
Securities held under grantor trust agreement				
SBA-interest only strips	-	-	2,286,137	2,286,137
Total	$ -	$ 548,401,269	$ 12,585,107	$ 560,986,376
Liabilities:				
Securities payable				
SBA-guaranteed loans and pools	$ -	$ 70,075,523	$ -	$ 70,075,523

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

The following table illustrates the changes in the fair value of all financial assets measured on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

	SBA-interest only strips
Beginning Balance, January 1, 2009	$ 10,973,462
Interest only strips issued	5,703,477
Settled strips	(2,018,946)
Unrealized losses	(2,072,886)
Ending Balance, December 31, 2009	$ 12,585,107

There were no SBA-interest only strips transferred in or out of the Level 3 category for the year ended December 31, 2009.

Valuation Techniques

In accordance with ASC 820, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types:

Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables and matrix pricing. Comparables use market multiples, which might lie in ranges with a different multiple for each comparable. The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities, but comparing the securities to benchmark or comparable securities.

Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts. Examples of income approach valuation techniques include present value techniques; option-pricing models, binomial or lattice models that incorporate present value techniques; and the multi-period excess earnings method.

Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

The three approaches described above are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method to apply considers the definition of an exit price and the nature of the asset being valued, and significant expertise and judgment is required. For assets accounted for at fair value, the valuation technique selected is generally the market approach. For the year ended December 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Other Financial Instruments

The following assumptions were used to estimate the fair value of other financial instruments included on the statement of financial condition for which it is practicable to estimate the value:

The carrying amount of cash and cash equivalents approximates the fair value because of the short maturity of those instruments.

The carrying amounts of accrued interest and loan principal receivable, other receivables, amounts payable to clearing organization, and accounts payable and accrued liabilities approximate their fair value due to the short maturity of these items and/or the floating interest rates they bear.

The carrying amount of payables under repurchase agreements approximates fair value due to the floating interest rates they bear.

The carrying amounts of bank borrowings and notes payable approximate fair value due to the floating interest rates they bear.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule prohibits a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2009, the Company's net capital ratio was 0.15 to 1, and its net capital of approximately $33,562,000 was in excess of its required net capital of approximately $327,000, resulting in excess net capital of approximately $33,235,000.

NOTE 4. NET CAPITAL REQUIREMENTS – CONTINUED

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital, pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE 5. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Included in securities owned at December 31, 2009 is $70,254,238 of principal balance of commitments to purchase SBA guaranteed loans which have not yet been settled. The amounts payable related to these commitments is included in securities payable in the statements of financial condition. All owned securities, with the exception of the commitments described in Note 10, are pledged under various financing agreements. Securities sold short also consist of marketable securities which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Open futures contracts are carried at the value of the initial margin requirement and any subsequent changes in the market value of open contracts. Resulting unrealized gains and losses from securities owned, securities sold short, and open futures contracts are included in trading revenues in the accompanying statement of operations.

NOTE 6. AMOUNTS PAYABLE UNDER REPURCHASE AGREEMENTS

As of December 31, 2009, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $340,000,000, which may be increased or decreased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities in inventory. Interest is payable monthly, is computed daily using an index of prime less a fixed basis (1% to 2.35%), and is based on the aggregate amount outstanding under each agreement adjusted monthly on the first day of the month. At December 31, 2009, the Company owed $363,073 in accrued interest payable to the various financial institutions. At December 31, 2009, the borrowing rates ranged from 0.90% to 2.25%.

NOTE 7. CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers. The balance shown as payable to clearing organization results from normal trading transactions of the Company, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due from the clearing broker, net of accrued interest income from bond issuers on securities owned and from the clearing broker on free credit balances.

NOTE 8. BANK BORROWINGS – RELATED PARTIES

The Company has a bank line of credit secured by securities owned by the Company with a financial institution that is principally owned by shareholders of CFH. The agreement provides that the related-party financial institution may provide up to a maximum of $70,000,000 at December 31, 2009 for the purchase of the guaranteed portions of SBA and other government agency guaranteed loans and pools. At December 31, 2009, $58,372,570 was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of the Federal Home Loan Bank of Cincinnati Overnight Repo Advance Rate plus 1.25%. The interest rate was 1.34% at December 31, 2009.

On January 12, 2009, the Company entered into a bank line of credit for $3,000,000 which will expire on January 12, 2010, with a financial institution that has a common shareholder with CFH. Future borrowings, if any, will be secured by SBA interest only strips and trailing principal and interest payments from settled SBA transactions. The interest rate on this line is based on the independent index (the index) plus 0.5 percentage points adjusted, if necessary, for a minimum rate of 5.50% and the lesser of 18.00% per annum or the maximum rate allowed by applicable law. At December 31, 2009, no amount was outstanding on the line of credit. The index rate was 5.50% as at December 31, 2009.

The Company incurred $783,078 of fees and interest expense from related party financing arrangements during 2009 which is included in interest expense in the accompanying statement of operations. At December 31, 2009, the Company owed the related parties $59,303 for such amounts which are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 9. GRANTOR TRUST CERTIFICATES – RELATED PARTIES

On November 3, 2008, the Company entered into a grantor trust agreement with a grantor trustee to issue $3,940,000 of grantor trust certificates (Certificates). The Certificates represent direct ownership of an undivided interest in the grantor trust estate. Once the Certificates are paid in full, the remaining assets will be returned to Coastal Securities, Inc., as depositor of the grantor trust. If the cash flows from the assets are insufficient to pay all of the principal and interest on the Certificates, the Company has no further liability and the resulting loss will be recorded by the holder of the Certificates. It is anticipated that assets will remain after paying the Certificates and related interest.

The grantor trust estate is comprised of originator fee (also known as interest only strips) payments with respect to certificates of originator's fee (COOFs) issued in connection with certain small business administration loans guaranteed by the Small Business Administration pursuant to Section 7(a) of the Small Business Administration Act. The total fair value of the COOFs at closing was $3,894,845, representing a weighted average originator fee of approximately 0.53% on the $412,181,098 of notional principal amount of the underlying Section 7(a) SBA loans.

Monthly cash proceeds on the COOFs are used to pay the trustee fee and the Certificates. A 9% discount rate is applied to the monthly cash proceeds to determine monthly principal and interest payments on the Certificates. The holder of the Certificate will be fully repaid once he receives the par amount of $3,940,000 and a 9% return. The exact maturity date is unknown as it is based on the timing on the payments from the COOFs. The Certificates were sold to a related party. At December 31, 2009, the cumulative amount of debt repaid was $1,769,138.

The transaction did not meet the required conditions to be recorded as a sale per ASC 860, "Transfers and Servicing" as the Company had not surrendered control over the COOFs. Therefore, the Company records the COOFs as assets and the Certificates as liabilities on the statement of financial condition. On the statement of operations, interest income is accrued on the COOFs and interest expense is accrued on the Certificates. The statement of operations also includes an expense for trustee fees.

At December 31, 2009, the fair value of the COOFs was $2,286,137 and there was $129,108 in cash and $311,626,374 of outstanding notional balance of guaranteed Section 7(a) SBA loans held by the grantor trustee. The corresponding note payable under grantor trust agreement totaled $2,170,862 at December 31, 2009. The weighted average originator fee is 0.52% at December 31, 2009.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Commitments to Purchase and Resell Securities

The Company's commitments to purchase and resell SBA guaranteed loans and pools as of December 31, 2009 are summarized as follows:

Aggregate guaranteed principal of commitments to purchase and resell SBA guaranteed loans included in securities owned	$ 93,679,441
Aggregate guaranteed principal of commitments to purchase SBA guaranteed loans, including loans for the purpose of forming pools included in securities owned	$ 31,527,749
Aggregate guaranteed principal of when, as, and if-issued commitments to sell SBA guaranteed pools	$ 33,600,000
Aggregate guaranteed principal of SBA guaranteed loans included in securities financed under repurchase agreements for the purpose of forming pools.	$ 300,874,924

These commitments are related to SBA guaranteed loans and pools whose interest rates generally fluctuate with the prime rate. The Company records changes in the market value of these commitments in trading revenues in the accompanying statement of operations.

Lease Commitments

The Company leases its office facilities, certain office equipment, and market information services under noncancelable operating leases. At December 31, 2009, future minimum rental commitments under these leases were as follows:

Year ending December 31,	
2010	$ 885,679
2011	418,919
2012	204,900
2013	23,569
2014	4,250

Rent expense totaled approximately $1,563,000 for the year ended December 31, 2009.

NOTE 10. COMMITMENTS AND CONTINGENCIES – CONTINUED

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the clearing broker's and the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Transactions in SBA guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Company for resale to the intended purchaser before the Company is obligated to make delivery to such purchaser. The Company, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Company and, as a result, the Company does not honor its commitment to sell to its customers. The Company has a credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk is ultimately limited to any premium which the Company has paid for the loan. The premium paid for any individual loan would generally not be material to the Company's financial position.

Market fluctuations of SBA guaranteed securities which the Company is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Company to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

NOTE 10. COMMITMENTS AND CONTINGENCIES – CONTINUED

Market Risks and Credit Risks – Continued

The Company attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques. On occasion, the Company will enter into interest rate futures contracts as part of its hedging strategies.

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

The Company maintains its cash accounts primarily with two financial institutions. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 11. PUT OPTIONS

A put right exists, which grants each shareholder of CFH the right to cause CFH to buy back its respective common shares. The CFH shareholder agreement requires CFH, under the put right, to pay a minimum of 50% of the purchase price for each share within 90 days of the date of notice and the remaining 50% of the purchase prior to the one year anniversary of the date of notice. The remaining unpaid portion will bear interest from the date of the scheduled payment date (90 days after the date of the notice) at a fixed interest rate equal to the greater of 12% or the interest rate of a one year United States Treasury security. The purchase price of the shares, under the put right, will be the sum of the book value of CSI as of the end of the month following the date of notice to CFH. Exercising these put options will result in a distribution from CSI to CFH to cover the purchase price of the shares purchased by CFH. For the year ended December 31, 2009, the Company distributed $1,181,018 to CFH for shareholders who exercised put options.

NOTE 12. PROFIT SHARING PLAN

The Company has established a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. In addition, the Company may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code. During 2009, the Company did not make a discretionary employer matching contribution.

NOTE 13. EMPLOYEE STOCK OWNERSHIP PLAN

On May 30, 2008, CFH established the Coastal Financial Holdings, Inc. Employee Stock Ownership Plan (ESOP) as a long-term employee benefit plan of CFH and its subsidiaries. On that date, the ESOP purchased 4,233 shares, or approximately 30%, of the outstanding common stock of CFH. The ESOP paid for this purchase with a promissory note of the ESOP in favor of CFH in the principal amount of $14,286,841, to be repaid by the ESOP over the 25-year life of the loan through its use of contributions from CFH to the ESOP and/or dividends paid on the shares of CFH's common stock held by the ESOP. CFH financed the purchase of the shares it sold to the ESOP by individual seller financed promissory notes from shareholders electing to participate in the sale of shares for the ESOP.

The terms of the individual seller financed notes are identical to the terms of the ESOP promissory note to CFH. The total of all seller financed notes totals $14,286,841, which agrees to the note amount from the ESOP to the CFH.

The ESOP provides for the allocation of CFH's common stock it holds on a noncontributory basis to eligible employees of CFH and its subsidiaries. Beginning in fiscal year 2008, as the ESOP repays the loan through its use of contributions and dividends from CFH, shares will be released and allocated to eligible employees in proportion of their eligible compensation. The shares that are released for allocation on an annual basis will be in the same proportion that the current year's principal and interest payments bear in relation to the total remaining principal and interest payments to be paid over the life of the $14,286,841 ESOP loan. The Company will recognize compensation expense based on the estimated fair value of the shares of CFH's common stock that are allocated to and earned by CSI employees in each annual period. For the year ended December 31, 2009, CSI recognized $2,251,110 of compensation expense related to the ESOP.

Other than the compensation expense, with a corresponding entry to paid in capital that is recorded in CSI's financial statements, all ESOP transactions are recorded at the CFH level. CSI does not guarantee any of the ESOP related debt and CSI's debt and liabilities are senior to any claims from the ESOP or sellers.

NOTE 14. RELATED-PARTY TRANSACTIONS

A related party uses office equipment and facilities from the Company, and the related party and the Company occasionally pay certain administrative costs on behalf of the other. These costs are not material and are normally reimbursed on a timely basis.

NOTE 15. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Executive Benefit of Customers."

During the year ended December 31, 2009, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 16. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2009. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 17. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued FASB ASC 105, "Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to generally accepted accounting principles in its financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

NOTE 18. SUBSEQUENT EVENTS

On January 12, 2010, the $3,000,000 bank line of credit was renewed to expire on April 12, 2010.

The Company has evaluated subsequent events through February 22, 2010, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2009 that warrant additional disclosure.

SUPPLEMENTAL INFORMATION

COASTAL SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2009

NET CAPITAL	
Stockholder's equity, as reported on statement of financial condition	$ 38,833,462
Less nonallowable assets:	
Fixed assets, net	160,931
Other receivables	232,832
Interest and loan principal receivable	101,296
Other assets	450,339
Less other deductions, SBA premium haircuts	2,813,086
Net capital before haircuts on securities positions	35,074,978
Less haircuts:	
Trading and investment securities	1,512,862
Net capital	$ 33,562,116
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from the statement of financial condition	$ 4,906,874
Aggregate indebtedness	$ 4,906,874
Net capital requirements (the greater of $250,000 or 6.67% of aggregate indebtedness)	$ 327,125
Net capital in excess of required amount	$ 33,234,991
Ratio of aggregate indebtedness to net capital	.15 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 27, 2010.

The Notes to Financial Statements are an integral part of this statement.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Coastal Securities, Inc.

In planning and performing our audit of the financial statements of Coastal Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 22, 2010



INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORIATION TRANSITIONAL ASSESSMENT RECONCILIATION

To the Board of Directors
Coastal Securities, Inc.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Coastal Securities, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7T with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the unaudited Form X-17A-5 for the quarter ended March 31, 2009, with the total revenues reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting a difference of $1,298,511. The following differences were noted between the audited financial statements and the Form X-17A-5 for the year ended December 31, 2009.

   - $1,293,712 of purchased interest is recorded in interest expense in the audited financial statements but as a reduction of interest income on Form X-17A-5.
   - ($173) for a loss on sale of fixed assets is recorded as other income in the audited financial statements but as a reduction of occupancy costs on Form X-17A-5.
   - $4,972 of premium recovery is recorded as commission income in the audited financial statements but as other expenses on Form X-17A-5.

3. Agreed any adjustments reported in Form SIPC-7T with the detailed schedules listing all revenue associated with bank loans guaranteed by the Small Business Administration, United States Department of Agriculture and other government entities without exception.

4. Footed the Form SIPC-7T and the related schedules and working papers without exception.

5. Noted no overpayment applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 22, 2010

COASTAL SECURITIES, INC.
TRANSITIONAL ASSESSMENT RECONCILIATION FORM (SIPC-7T)

SIPC-7T
(29-REV 12-09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15TH St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T
(29-REV 12-09)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043227 FINRA DEC
COASTAL SECURITIES INC 15*15
5555 SAN FELIPE ST STE 2200
HOUSTON, TX 77056-2722

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 100,954
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	(32,964)
______ Date Paid	
C. Less prior overpayment applied	
D. Assessment balance due or (overpayment)	
E. Interest computed on late payment (see instruction E) for days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 67,990

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 67,990

H. Overpayment carried forward ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coastal Securities, Inc
(Name of Corporation, Partner ship of other organization)

______
(Authorized Signature)

______
(Title)

Dated the ______ day of ______________, 20_____ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation _______ Forward Copy _______
Exceptions:
Disposition of exceptions:

COASTAL SECURITIES, INC.
TRANSITIONAL ASSESSMENT RECONCILIATION FORM (SIPC-7T)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 47,582,131
2b, Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,	
(2) Net loss from principal transactions in securities in trading accounts,	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities,	
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,	
(7) Net loss from securities in investment accounts,	
Total additions	$ -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,	
(2) Revenues from commodity transactions,	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,	
(4) Reimbursements for postage in connection with proxy solicitation,	
(5) Net gain from securities in investment accounts,	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,	
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):	$ 7,200,694
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _	
(ii) 40% of interest earned I}11 customers securities accounts (40% of FOCUS line 5, Code 3960), $, -------	
Enter the greater 01 line (i) or (ii)	
Total deductions	$ 7,200,694
2d, SIPC Net Operating Revenues	$ 40,381,437
2e, General Assessment @ .0025	$ 100,954 (to page I but not less than $150 minimum)

COASTAL SECURITIES, INC.
TRANSITIONAL ASSESSMENT RECONCILIATION FORM (SIPC-7T)

January 28, 2010

Explanation to deduction on line 2c(8) of SIPC-6 Report

Coastal Securities buys and sells bank loans guaranteed by the Small Business Administration, United States Department of Agriculture and other government entities.

Per discussion with Linda Siemers at SIPC, these types of loans are not securities by definition of Section 16(14) of the SIPC Act. Therefore, the revenues associated with this type of business are deducted from the revenues reported on the FOCUS as follows:

Reported per the FOCUS	47,582,131
Revenues from Loans	7,200,694
Revenues reported on SIPC	40,381,437

If you have any questions or concerns about this adjustment please contact:

Victoria Mason
Vice President Special Projects
Coastal Securities, Inc.
713-435-4397


weaver

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERLLP.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL